Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com

July 30, 2024

VIA EDGAR

Ms. Eileen M. Smiley
Mr. John F. Kernan
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Silver Spike Investment Corp. (CIK No. 0001843162) Pre-Effective Amendment No. 1 to Registration Statement on Form N-14 Filed on June 20, 2024 (File No. 333-278677)

Dear Ms. Smiley and Mr. Kernan:

On behalf of Silver Spike Investment Corp. (the “Company”), we are submitting this letter to respond to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding pre-effective amendment no. 1 (“Amendment No. 1”) to the Company’s registration statement on Form N-14 (the “Registration Statement”).  The Staff’s comments were conveyed to the Company telephonically on July 16, 2024 and July 25, 2024.  Below are the Staff’s comments and the Company’s responses thereto. Where revisions to Amendment No. 1 are referenced in the Company’s responses, such revisions will be included in pre-effective amendment no. 2 to the Registration Statement (“Amendment No. 2”), which the Company intends to file with the SEC concurrently herewith. Where indicated, certain of the responses are based on information provided by Chicago Atlantic Group, L.P. (“CAG”) and Keefe, Bruyette & Woods, Inc. (“KBW”) for the specific purpose of responding to the Staff’s comments. Defined terms used below have the same meanings as in Amendment No. 2.

There are no differences between Amendment No. 2 and Amendment No. 1 from a financial and accounting perspective, other than the changes in “Comparative Fees and Expenses” requested by the Staff in comment 19.

1.	Comment: Please complete all blank fields.

Response: The blank fields will be completed in a subsequent pre-effective amendment to the Registration Statement.

2.
Comment: With respect to the statement in the SSIC President’s Letter that “SSIC and CALP are proposing that SSIC purchase all of the portfolio investments held by CALP,” please explain supplementally: (i) if the Loan Portfolio Acquisition Agreement states that SSIC will purchase all of the portfolio investments held by CALP; (ii) if there is a difference between CALP’s investments and CALP’s portfolio investments; (iii) if the Loan Portfolio Acquisition Agreement provides any discretion or flexibility such that SSIC could only purchase a subset of portfolio investments held by CALP; and (iv) if all of the portfolio investments held by CALP include only portfolio investments held by CALP at the time of the signing of the Loan Portfolio Acquisition Agreement, or if portfolio investments can be added to the Loan Portfolio after the signing of the Loan Portfolio Acquisition Agreement. If portfolio investments can be added to the Loan Portfolio after the signing of the Loan Portfolio Acquisition Agreement, please add disclosure regarding the review process for new or substitute portfolio investments, including who would review such new or substitute portfolio investments.

Response: The Loan Portfolio Acquisition Agreement states that SSIC will purchase all of the loans or other securities identified on a schedule agreed to by SSIC and CALP (the “Contributed Loan Schedule”). The Contributed Loan Schedule is expected to include all of the portfolio investments held by CALP because CALP is not expected to hold any portfolio investment that is not identified on the Contributed Loan Schedule. There is no difference between CALP’s investments and CALP’s portfolio investments.

The current Contributed Loan Schedule was agreed to at the time of the signing of the Loan Portfolio Acquisition Agreement, but the Loan Portfolio Acquisition Agreement permits the addition of portfolio investments to the Contributed Loan Schedule after the signing of the Loan Portfolio Acquisition Agreement, subject to the mutual written consent of SSIC and CALP. Disclosure regarding the review process for new or substitute loans has been added to “Questions and Answers about the SSIC Special Meeting and the Loan Portfolio Acquisition – Who is responsible for the diligence review of the investments in the Loan Portfolio for SSIC?”.

3.
Comment: Please delete the statements in the SSIC President’s Letter that “[y]our vote is extremely important” and “[i]t is important that your shares of SSIC Common Stock be represented at the SSIC Special Meeting,” as well as similar statements throughout the Registration Statement, because the vote of non-BDC Adviser stockholders is unnecessary for either establishing a quorum or approving any of the proposals.

Response: The requested changes have been made.

4.
Comment: Prior to the paragraph in the SSIC President’s Letter stating the percentage of the outstanding shares of SSIC Common Stock held by BDC Adviser and its affiliates as of the Record Date, and the corresponding paragraphs throughout the Registration Statement, please add bold headings stating that there will be a quorum, and each of the proposals will be approved, as a result of the SSIC Common Stock holdings of BDC Adviser and its affiliates, and the Voting Agreement.

Response: The requested changes have been made.

5.
Comment: In the paragraph in the SSIC President’s Letter stating the percentage of the outstanding shares of SSIC Common Stock held by BDC Adviser and its affiliates as of the Record Date, and the corresponding paragraphs throughout the Registration Statement, please further describe the terms of the Voting Agreement with respect to a competing or superior proposal, and revise the last sentence to include a bolded statement that there will be a quorum and each of the proposals will be approved.

Response: The requested changes have been made.

6.
Comment: In the SSIC President’s Letter, please disclose that there is a Joint Venture Agreement, and summarize the material terms thereof, including any cash payments to BDC Adviser. Please also disclose whether there are any employment agreements between CALP Adviser, or another CAG affiliate, and any current officer and/or owner of BDC Adviser (“Employment Agreements”). If any such Employment Agreements exist, please summarize the material terms thereof, including any guaranteed employment terms, guaranteed salary (and whether it is higher than current salary), bonuses for retention and/or termination benefits. Please include a cross-reference to a new section in the Registration Statement discussing the Joint Venture Agreement and any such Employment Agreements in more detail (the “Joint Venture Agreement Section”).

Response: The requested changes have been made.

7.	Comment: Please delete “joint” preceding “proxy statement/prospectus” throughout the Registration Statement.

Response: The requested changes have been made.

8.
Comment: In the Notice of Special Meeting of SSIC Stockholders, please include a cross-reference to “SSIC Proposal 3: Advisory Agreement Approval Proposal” in the paragraph that states where the Advisory Agreement Approval Proposal is described in more detail.

Response: The requested change has been made.

9.	Comment: Please delete all disclosures directed to CALP members because CALP is a private entity not subject to the proxy rules.

Response: The requested changes have been made.

10.
Comment: In “About this Document – Certain Defined Terms,” please revise the definition of “KBW” by removing the word “adviser” or disclosing prominently that KBW is not registered as an investment adviser under the Advisers Act.

Response: The definition has been revised to disclose prominently that KBW is not registered as an investment adviser under the Advisers Act.

11.
Comment: In the answer to the “[w]hat vote is required to approve each of the proposals at the SSIC Special Meeting” question in “Questions and Answers about the SSIC Special Meeting and the Loan Portfolio Acquisition,” and the corresponding paragraphs throughout the Registration Statement, please add a statement in bold with respect to each proposal that the proposal will be approved as a result of the SSIC Common Stock holdings of BDC Adviser and its affiliates, and the Voting Agreement.

Response: The requested changes have been made.

12.
Comment: In the answer to the “[w]ill SSIC incur expenses in soliciting proxies” question in “Questions and Answers about the SSIC Special Meeting and the Loan Portfolio Acquisition,” please disclose why the SSIC Board determined that the allocation of expenses with respect to the solicitation of proxies was appropriate.

Response: The requested change has been made.

13.
Comment: Under the heading “Questions and Answers about the Loan Portfolio Acquisition” in “Questions and Answers about the SSIC Special Meeting and the Loan Portfolio Acquisition,” please add a question and answer regarding who is responsible for reviewing the investments in the Loan Portfolio for SSIC, discuss the conflicts of interest faced by such persons in connection therewith, and include a cross-reference to the Joint Venture Agreement Section.

Response: The requested change has been made.

14.
Comment: In the answer to the “[w]ho is responsible for paying the expenses relating to completing the Loan Portfolio Acquisition” question in “Questions and Answers about the SSIC Special Meeting and the Loan Portfolio Acquisition,” please clarify who is responsible for paying the legal and accounting fees and expenses relating to completing the Loan Portfolio Acquisition.

Response: The requested change has been made.

15.
Comment: In “Questions and Answers about the SSIC Special Meeting and the Loan Portfolio Acquisition,” please include a sub-heading with questions and answers regarding the Advisory Agreement Approval Proposal, including questions and answers explaining why SSIC stockholders are being asked to approve the New Investment Advisory Agreement, comparing the current investment advisory fees and total annual operating expenses of SSIC to the expected investment advisory fees and total annual operating expenses of SSIC upon the effectiveness of the New Investment Advisory Agreement, and discussing the Joint Venture Agreement and any Employment Agreements. Please make conforming changes in “SSIC Proposal 3: Advisory Agreement Approval Proposal.”

Response: The requested changes have been made.

16.
Comment: In the risk factor with the heading “[t]he Loan Portfolio Acquisition Agreement limits the ability of SSIC to pursue alternatives to the Loan Portfolio Acquisition,” please add the risk that the Voting Agreement limits the ability of BDC Adviser to pursue alternatives to the Loan Portfolio Acquisition.

Response: The requested change has been made.

17.
Comment: In the risk factor with the heading “[t]he Loan Portfolio Acquisition is subject to closing conditions…,” please include a cross-reference to disclosure regarding who would review new or substitute loans for SSIC, and the conflicts of interest they would face in doing so in light of the Joint Venture Agreement and any Employment Agreements.

Response: The requested change has been made.

18.
Comment: In the risk factor with the heading “SSIC is expected to have additional exposure to certain of its current investments that overlap with the investments in the Loan Portfolio,” please clarify the bracketed statement that “the percentage of SSIC’s investment portfolio represented by an overlapping investment following the Loan Portfolio Acquisition is expected to be lower than the percentage of SSIC’s investment portfolio currently represented by the overlapping investment.”

Response: The bracketed statement has been deleted.

19.
Comment: In “Comparative Fees and Expenses,” please delete “Actual” above each table, include the contractual rates of the base management fees in the annual expenses table, and disclose in the corresponding footnote the base management fees based on the gross assets (excluding cash and cash equivalents) as of March 31, 2024 of SSIC, CALP and SSIC on a pro forma basis as adjusted to reflect the effects of the Loan Portfolio Acquisition.

Response: The requested changes have been made.

20.	Comment: In “The Loan Portfolio Acquisition – Background of the Loan Portfolio Acquisition,” please identify the Independent Valuation Agent.

Response: The engagement letter with the Independent Valuation Agent prohibits the disclosure of the Independent Valuation Agent’s name in any public filing. In addition, it is common for BDC registration statements to refer to the use of independent valuation agents or firms without identifying them. See e.g.: FS Investment Corporation (Sept. 18, 2023)(N-14 8C/A (sec.gov)); Barings BDC, Inc. (Oct. 19, 2022)(https://www.sec.gov/Archives/edgar/data/1379785/000114036122037827/ny20005253x2_n148ca.htm); and Goldman Sachs BDC, Inc. (Aug. 4, 2020)(https://www.sec.gov/Archives/edgar/data/1572694/000119312520191254/d849184dn148ca.htm). As such, the Company respectfully declines to include the identity of the Independent Valuation Agent.

21.
Comment: In “The Loan Portfolio Acquisition – Background of the Loan Portfolio Acquisition,” please disclose any material relationships of KBW with SSIC, BDC Adviser, CALP or CALP Adviser that the Special Committee reviewed, assessed, and took into account in its deliberations.

Response: The requested change has been made.

22.
Comment: In “The Loan Portfolio Acquisition – Background of the Loan Portfolio Acquisition,” please identify the conflicts of interest faced by Messrs. Gordon, Mahajan, Colonna and Healy in reviewing the investments in the Loan Portfolio for SSIC in light of the Joint Venture Agreement and any Employment Agreements.

Response: The requested change has been made.

23.
Comment: In “The Loan Portfolio Acquisition – Background of the Loan Portfolio Acquisition,” please identify which representatives of SSIC and BDC Adviser discussed the diligence review of the Loan Portfolio at the January 24, 2024 special meeting of the SSIC Board, disclose any individuals that were responsible for the diligence review of the Loan Portfolio other than Messrs. Gordon, Mahajan, Colonna and Healy, and further describe the diligence review of the Loan Portfolio.

Response: The requested changes have been made. No individuals were responsible for the diligence review of the Loan Portfolio other than Messrs. Gordon, Mahajan, Colonna and Healy.

24.
Comment: In “The Loan Portfolio Acquisition – Background of the Loan Portfolio Acquisition,” please include the negotiations regarding the Joint Venture Agreement and any Employment Agreements in the timeline, and disclose whether the SSIC Board was informed of the material terms of the Joint Venture Agreement and any Employment Agreements.

Response: The requested changes have been made.

25.
Comment: In “The Loan Portfolio Acquisition – Background of the Loan Portfolio Acquisition,” please delete “separately” in the sentence regarding the execution and delivery of the Joint Venture Agreement.

Response: The requested change has been made.

26.
Comment: Under the “Expected Accretion to Net Investment Income and Yield” heading in “The Loan Portfolio Acquisition – Reasons for the Loan Portfolio Acquisition – SSIC,” please include a clear statement on the expected impact of the Loan Portfolio Acquisition on SSIC’s total annual operating expenses.

Response: The requested change has been made.

27.	Comment: Under the “Valuation and Analysis of the Loan Portfolio” heading in “The Loan Portfolio Acquisition – Reasons for the Loan Portfolio Acquisition – SSIC,” please further describe BDC Adviser’s analysis of the Loan Portfolio, and disclose whether the SSIC Board was informed of any conflicts of interest faced by BDC Adviser personnel who performed the analysis in light of the Joint Venture Agreement and any Employment Agreements.

Response: The requested change has been made.

28.
Comment: Under the “Other Considerations” heading in “The Loan Portfolio Acquisition – Reasons for the Loan Portfolio Acquisition – SSIC,” please further explain the Board’s consideration that the interests of BDC Adviser and SSIC stockholders with respect to the Loan Portfolio Acquisition are not completely aligned, and state whether the Board’s consideration was influenced by the existence of any Employment Agreements.

Response: The requested change has been made.

29.
Comment: With respect to “The Loan Portfolio Acquisition – Opinion of the Special Committee’s Financial Advisor,” please explain supplementally whether the terms or aspects of any “related transaction” on which KBW expressed no view or opinion refers to the terms or aspects of the Joint Venture Agreement or any Employment Agreements.

Response: The disclosure that KBW did not express a view or opinion with respect to any “related transaction” reflects the express scope of the KBW Opinion described in the KBW Opinion itself and further disclosed in the Registration Statement. In this context, the KBW Opinion addressed only the fairness, from a financial point of view, as of the date of such opinion, to SSIC of the Loan Portfolio Consideration to be paid by SSIC in the Loan Portfolio Acquisition, and KBW expressed no view or opinion as to any other terms or aspects of the Loan Portfolio Acquisition or any other transaction, including the Joint Venture Agreement or any Employment Agreements. Such disclosure is standard disclosure and is not designed to refer to any particular related transaction.

30.
Comment: Please shorten the “Description of the Loan Portfolio Acquisition Agreement” section by focusing on the material aspects of the Loan Portfolio Acquisition Agreement that are not discussed elsewhere in the Registration Statement.

Response: The requested change has been made.

31.
Comment: In “SSIC Proposal 3: Advisory Agreement Approval Proposal – Background,” please describe the material terms of the Joint Venture Agreement with respect to any payment of monies to BDC Adviser that could be distributed to the owners of BDC Adviser prior to the closing of the Joint Venture.

Response: No such payments are contemplated by the Joint Venture Agreement.

32.	Comment: In “SSIC Proposal 3: Advisory Agreement Approval Proposal – Background,” please discuss any Employment Agreements.

Response: The requested change has been made.

33.
Comment: In “SSIC Proposal 3: Advisory Agreement Approval Proposal – Background,” please clarify the entitlements to profits earned by BDC Adviser other than with respect to SSIC following the closing of the Joint Venture and the Loan Portfolio Acquisition.

Response: The requested change has been made.

34.
Comment: In “SSIC Proposal 3: Advisory Agreement Approval Proposal – Factors Considered by the SSIC Board – Fees,” please discuss the SSIC Board’s considerations with respect to the comparison of the current investment advisory fees and total annual operating expenses of SSIC to the expected investment advisory fees and total annual operating expenses of SSIC upon the effectiveness of the New Investment Advisory Agreement.

Response: The requested change has been made.

35.
Comment: In “SSIC Proposal 3: Advisory Agreement Approval Proposal – Factors Considered by the SSIC Board – Other Considerations,” please disclose the SSIC Board’s considerations with respect to the Joint Venture Agreement and any Employment Agreements, including any conflicts of interest faced by BDC Adviser personnel in connection therewith.

Response: The requested change has been made.

36.	Comment: Please confirm that all information required by Part B of Form N-14 is included in the Registration Statement.

 Response: The Company confirms that all information required by Part B of Form N-14 is included in the Registration Statement.

37.
Comment: Please explain supplementally, with respect to the Master Transaction Agreement (i.e., the Joint Venture Agreement as defined in the N-14), any arrangements or discussions between representatives of CALP and SSIC regarding the relationship between (i) the compensation for the transfer of the Current Investment Advisory Agreement, including determination of the Designated Percentage, and (ii) the specific loans to be included in the Loan Portfolio.

Response: The consideration under the Joint Venture Agreement does not depend on whether any specific loan is included in the Loan Portfolio in favor of a different specific loan. The Joint Venture Agreement is intended to effect a combination of the BDC Adviser asset management business with a portion of the CAG asset management business. The primary consideration contemplated by the Joint Venture Agreement is the issuance of interests in BDC Adviser to CALP Adviser. In structuring the Joint Venture Agreement, the parties intended that each party would obtain an interest in the Joint Venture proportionate to their respective assets under management (“AUM”) that would be managed by the Joint Venture. Because SSIC represents substantially all of BDC Adviser’s AUM and because the Loan Portfolio reflects all of the AUM attributable to CALP Adviser, the ownership percentage in BDC Adviser that CALP Adviser will receive pursuant to the Joint Venture Agreement is based on the relative size of the Loan Portfolio as compared to the SSIC AUM, which is reflected in the defined term “Designated Percentage.” As such, the interests in BDC Adviser that the parties will receive pursuant to the Joint Venture Agreement depends on the value of SSIC AUM relative to the value of the Loan Portfolio as a whole, regardless of which specific loans are included in the Loan Portfolio. In addition, the terms of the Employment Agreements are not tied to the inclusion of any specific loans in the Loan Portfolio.

Should the Staff have any questions concerning the above, please call the undersigned at (212) 450-4930.

Very truly yours,

/s/ Gregory S. Rowland
Gregory S. Rowland

cc:
Scott Gordon, Silver Spike Investment Corp.
Umesh Mahajan, Silver Spike Investment Corp.
Lee Hochbaum, Esq., Davis Polk & Wardwell LLP
Owen J. Pinkerton, Esq., Eversheds Sutherland (US) LLP
Craig T. Alcorn, Esq., Eversheds Sutherland (US) LLP